Mail Stop 3561

Mr. Gerald Lau, President and CEO
Biopack Environmental Solutions, Inc.
18/F Metroplaza Tower II
223 Hing Fong Road,
Kwai Chung, New Territories
Hong Kong

> **Re:** **Biopack Environmental Solutions, Inc.**
> **Form 10-QSB for the Fiscal Quarter ended March 31, 2007**
> **Form 10-QSB for the Fiscal Quarter ended September 30, 2007 and**
> **Supplemental response filed September 20, 2007**
> **File No. 000-29981**

Dear Mr. Lau:

We have reviewed your filings and supplemental response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 10-QSB/A for the Fiscal Quarter ended March 31, 2007 filed September 20, 2007

Financial Statements, page 2

1. We note that you have restated your financial statements. Please revise the filing to remove the financial statements that were not restated, including the statement of operations on page 7 and the statement of cash flows on page 8. Also, please

revise the cash flow statement to include the three month period ended March 31, 2006.

Note 10 - Restated Financial Statements, page 19

2. Please tell us why you believe it is appropriate to record adjustments relating to the results of operations for the three months ended March 31, 2006. Since the financial statements are restated in a reverse merger recapitalization to become those of the operating company since inception, the results of operations of the shell company are no longer relevant. Accordingly, the net income or loss of the operating company for periods prior to the reverse merger would not be affected; however, the calculation of net income or loss per share would be based on the revised capital structure of the combined company. In this case, it would appear that net income or loss per share for all periods prior to the reverse merger would be calculated using approximately 108 million shares, representing the number of shares issued to the shareholders of the operating company in the reverse merger. Please revise your disclosures as appropriate.

Form 10-QSB for the Fiscal Quarter ended September 30, 2007

Financial Statements, page 2

3. We note significant changes during the period in various equity accounts, including preferred stock, additional paid-in-capital and accumulated other comprehensive income. Please revise to provide a statement of changes in stockholders' equity to disclose the material changes that affected the equity accounts.

Statement of Operations, page 4

4. As previously noted, it appears that net income or loss per share for all periods prior to the reverse merger should be calculated based on the number of shares issued to the shareholders of the operating company in the reverse merger. Please revise your disclosures with respect to each of the three and nine month periods ended September 30, 2006 accordingly.

Statement of Cash Flows, page 5

5. Please revise to include a statement of cash flows for the nine months ended September 30, 2007 and the comparable period in the prior year. Refer to Item 310(b) of Regulation S-B.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raj Rajan at (202) 551-3388 or Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
 Health Care Services

CC: Clark Wilson LLP
    Fax: 604.687.6314